

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2020

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

> **Re: TESSCO Technologies Incorporated**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on October 19, 2020 by Robert B. Barnhill, Jr., et al.**
> **File No. 001-33938**

Dear Mr. Smith,

We have reviewed the above-captioned filing and have the following comment:

1. We note your response to our comment letter dated October 21, 2020. While we agree that the support you provided establishes a reasonable basis for those statements as expressions of belief or opinion, we do not agree that the support provided is sufficient to support those statements as matters of fact. As such, in future filings, to the extent you make similar statements to those highlighted in that comment letter, please recharacterize those statements as beliefs or opinions.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Gabriel M. Steele, Esq.